CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,000,000	$136.40

Pricing supplement no. 1443 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 4-I dated November 14, 2011	Registration Statement No. 333-177923 Dated May 31, 2013 Rule 424(b)(2)

Structured Investments	$1,000,000 Contingent Buffered Equity Notes Linked to the IBEX 35® Index due June 3, 2015

General

•	The notes are designed for investors who seek uncapped, unleveraged exposure to the appreciation of the IBEX 35® Index. Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 32.15%, be willing to lose some or all of their principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing June 3, 2015†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes priced on May 31, 2013 and are expected to settle on or about June 5, 2013.

Key Terms

Index:	The IBEX 35® Index (the “Index”) (Bloomberg ticker: IBEX)
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return. Accordingly, if the Ending Index Level is greater than the Initial Index Level, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return)

If the Ending Index Level is equal to or less than the Initial Index Level by up to the Contingent Buffer Amount of 32.15%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 32.15%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return)
If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 32.15%, you will lose more than 32.15% of your principal amount and may lose all of your principal amount at maturity.
Contingent Buffer Amount:	32.15%
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 8,320.60
Ending Index Level:	The Index closing level on the Observation Date
Observation Date†:	May 29, 2015
Maturity Date†:	June 3, 2015
CUSIP:	48126NBY2
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Index” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 4-I

Investing in the Contingent Buffered Equity Notes involves a number of risks. See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$15	$985
Total	$1,000,000	$15,000	$985,000
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $15.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

The estimated value of the notes as determined by JPMS, when the terms of the notes were set, was $959.40 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 31, 2013

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 30, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	PS-1
Contingent Buffered Equity Notes Linked to the IBEX 35® Index

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return set forth below assumes an Initial Index Level of 8,500 and reflects the Contingent Buffer Amount of 32.15%. Each hypothetical total return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
15,300.00	80.00%	80.00%
14,450.00	70.00%	70.00%
13,600.00	60.00%	60.00%
12,750.00	50.00%	50.00%
11,900.00	40.00%	40.00%
11,050.00	30.00%	30.00%
10,200.00	20.00%	20.00%
9,775.00	15.00%	15.00%
9,350.00	10.00%	10.00%
8,925.00	5.00%	5.00%
8,712.50	2.50%	2.50%
8,500.00	0.00%	0.00%
8,075.00	-5.00%	0.00%
7,650.00	-10.00%	0.00%
7,225.00	-15.00%	0.00%
6,800.00	-20.00%	0.00%
5,950.00	-30.00%	0.00%
5,767.25	-32.15%	0.00%
5,766.40	-32.16%	-32.16%
5,100.00	-40.00%	-40.00%
4,250.00	-50.00%	-50.00%
3,400.00	-60.00%	-60.00%
2,550.00	-70.00%	-70.00%
1,700.00	-80.00%	-80.00%
850.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Index increases from the Initial Index Level of 8,500 to an Ending Index Level of 8,925.

Because the Ending Index Level of 8,925 is greater than the Initial Index Level of 8,500 and the Index Return is 5%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5%) = $1,050

Example 2: The level of the Index decreases from the Initial Index Level of 8,500 to an Ending Index Level of 6,800.

Although the Index Return is negative, because the Ending Index Level of 6,800 is less than the Initial Index Level of 8,500 by not more than the Contingent Buffer Amount of 32.15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 8,500 to an Ending Index Level of 5,100.

Because the Ending Index Level of 5,100 is less than the Initial Index Level of 8,500 by more than the Contingent Buffer Amount of 32.15% and the Index Return is -40%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40% ) = $600

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-2
Contingent Buffered Equity Notes Linked to the IBEX 35® Index

Selected Purchase Considerations

•	UNLEVERAGED AND UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to earn an unleveraged return equal to any positive Index Return without upside return enhancement. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined based on the movement of the Index. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Ending Index Level is not less than the Initial Index Level by more than 32.15%. If the Ending Index Level is less than the Initial Index Level by more than 32.15%, for every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, under these circumstances, you will lose more than 32.15% of your principal amount and may lose all of your principal amount at maturity.
•	RETURN LINKED TO THE IBEX 35® Index — The return on the notes is linked to the IBEX 35® Index. The Index is composed of the 35 most liquid securities listed on the Spanish Stock Exchange Interconnection System of the four Spanish Stock Exchanges. These exchanges are the Barcelona Stock Exchange, the Bilbao Stock Exchange, the Madrid Stock Exchange and the Valencia Stock Exchange. For additional information about the Index, see the information set forth in Appendix A.
•	CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 32.15%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Accordingly, under these circumstances, you will lose more than 32.15% of your principal amount and may lose all of your principal amount at maturity.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.
JPMorgan Structured Investments —	PS-3
Contingent Buffered Equity Notes Linked to the IBEX 35® Index

•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE — If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 32.15%, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation in the Index.
•	JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility of the Index;
•	the time to maturity of the notes;
•	the dividend rates on the equity securities underlying the Index;
•	interest and yield rates in the market generally;
•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and the European Union euro; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

JPMorgan Structured Investments —	PS-4
Contingent Buffered Equity Notes Linked to the IBEX 35® Index

•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
•	NON-U.S. SECURITIES RISK — The equity securities that compose the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC.
•	NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the European Union euro, although any currency fluctuations could affect the performance of the Index. Therefore, if the European Union euro appreciates or depreciates relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
JPMorgan Structured Investments —	PS-5
Contingent Buffered Equity Notes Linked to the IBEX 35® Index

Historical Information

The following graph sets forth the historical performance of the IBEX 35® Index based on the weekly historical Index closing levels from January 4, 2008 through May 31, 2013. The Index closing level on May 31, 2013 was 8,320.60. We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification.

The historical Index closing levels should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your principal amount.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

JPMorgan Structured Investments —	PS-6
Contingent Buffered Equity Notes Linked to the IBEX 35® Index

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the IBEX 35® Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-48 of the accompanying product supplement no. 4-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS-7
Contingent Buffered Equity Notes Linked to the IBEX 35® Index

APPENDIX A

The IBEX 35® Index

We have derived all information contained in this pricing supplement regarding the IBEX 35® Index (the “Index”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, Sociedad de Bolsas, S.A. (“Sociedad de Bolsas”). The Index was developed by Sociedad de Bolsas and is maintained, published and calculated by Sociedad de Bolsas. Sociedad de Bolsas has no obligation to continue to publish, and may discontinue the publication of, the Index.

The Index is reported by Bloomberg L.P. under the ticker symbol “IBEX.”

The Index is composed of the 35 most liquid securities listed on the Spanish Stock Exchange Interconnection System of the four Spanish Stock Exchanges. These exchanges are the Barcelona Stock Exchange, the Bilbao Stock Exchange, the Madrid Stock Exchange and the Valencia Stock Exchange. The Index has a base value of 3,000 as of the close of trading on December 29, 1989.

Composition of the Index

The Index is composed of the 35 securities listed on the Stock Exchange Interconnection System of the four Spanish Stock Exchanges that were most liquid during the applicable control period. The control period for the securities included in the Index will be, for ordinary and follow-up reviews, the six-month interval prior to the date of the review. With respect to extraordinary reviews, the control period will be that decided by the Technical Advisory Committee at that time.

The Technical Advisory Committee will take into account the following liquidity factors:

•	the trading volume in European Union euros in the order-driven market (the Spanish Stock Exchange Interconnection System market segment of the Joint Stock Exchange System known as the Main Trading Market);
•	the quality of that trading volume, considering (a) trading volume during the control period that is the result of transactions involving a change in the stable shareholding structure of the company, was traded by the same market member in a small number of transactions, or traded during a time period regarded by Sociedad de Bolsas as not representative or suffers such a decline as to cause Sociedad de Bolsas to consider that the stock’s liquidity has been seriously affected; (b) the characteristics and amount of the transactions made in the market; (c) the statistics for the trading volume and characteristics of the trading; and (d) the quality of bid-ask spreads, turnover and other liquidity measures applied at the discretion of the Technical Advisory Committee; and
•	suspension of quotation or trading during a time period considered significant by the Technical Advisory Committee.

The Technical Advisory Committee will also take into account whether the security is sufficiently stable, bearing in mind the use of the Index as the underlying index for derivatives trading, as well as an efficient replication of the same.

In addition, for a stock to be included in the Index, its average capitalization in the Index must be greater than 0.30% of the average index capitalization during the control period. For this reason, the average capitalization of the stock computable in the Index will be understood to be the arithmetic mean, adjusted by the corresponding free float factor according to the free float band, resulting from multiplying the number of shares of the securities admitted for listing in each one of the trading sessions of the control period by the closing price of the security in each one of these sessions.

Without prejudice to what is stated above, the Technical Advisory Committee may decide to remove a constituent stock from the Index when its average capitalization computable in the Index is lower than 0.30% of the average index capitalization during two consecutive control periods for ordinary reviews.

When a security is first listed on the Spanish Stock Exchange Interconnection System and the Technical Advisory Committee determines that it should be included in the Index, it may decide to include that security in the Index without having to wait for the necessary requirements to be met during the control period, with the attendant exclusion of another security for reasons of liquidity. Under these circumstances, a minimum requirement of a certain number of completed trading days will be established, which will be at least one-third of those included in the control period, except if the stock has an index computable capitalization among the top twenty in the Index.

The Technical Advisory Committee will in all instances make the Index inclusion or exclusion decisions it deems appropriate with respect to any security, with consideration for special circumstances not described above.

Calculation of the Index

The formula used in the calculation of the Index value is:

where:

t = time when the Index is calculated;

i = company included in the Index;

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Si	= number of computable shares of company i for calculating the value of the Index;
Pi	= price of the shares of the company i included in the Index at time (t);
Capi	= capitalization of the company i included in the Index, which is calculated as Si times Pi;
= aggregate capitalization of all companies included in the Index; and
J	= amount used to adjust the value of the Index due to capital increases, etc. (the “(J) adjustment”).

The (J) adjustment represents the capitalization adjustment required to assure Index continuity and is introduced in connection with certain corporate events defined under “— Adjustments for transactions affecting the securities in the Index” below, as well as in ordinary, follow up and extraordinary rebalancings of the Index. The function of the (J) adjustment is to assure that the Index value is not altered by such corporate events. The value of the (J) adjustment reflects the capitalization difference of the Index before and after the adjustment.

Price

As a general reference, the price will be that at which the last transaction was completed on the Spanish Stock Exchange Interconnection System. Nonetheless:

•	the closing price of the securities will be the price established in the regulations for trading on the Spanish Stock Exchange Interconnection System; and
•	where a security is suspended from trading for whatever reason (e.g., a takeover bid, etc.), the valid price to be used for the calculation of the Index will be the price at which the last transaction was made prior to the suspension of the security in question. Following the close of the market, the closing price will be calculated in accordance with the preceding bullet.

In addition, Sociedad de Bolsas may, in exceptional circumstances, propose to the Technical Advisory Committee a solution different from those indicated above, bearing in mind the relevant circumstances of each case.

Number of shares

In general, the number of each company’s shares used for calculation of the Index value will depend on its free float. This number will vary whenever corporate events take place involving the securities in the Index, assuming compliance with “— Adjustments for transactions affecting the securities in the Index” below. These adjustments to the Index will be made on the basis of the number of shares Sociedad de Bolsas objectively deems appropriate at the time. This number will be made public and included in the Index announcements.

The free float will be deemed complementary to block ownership capital. For purposes of calculating block ownership capital, and pursuant to the data which appear in the Registry of the Comisión Nacional del Mercado de Valores (the “CNMV”), the following will be taken into account:

•	direct shareholdings greater than or equal to 3% of the share capital and
•	direct shareholdings held by members of the board of directors regardless of the size of the shareholding.

The Technical Advisory Committee will take these data into account even when the owner appearing in the Registry is a nominee, unless the latter informs the CNMV in the appropriate manner that these shareholdings, taken individually, amount to less than 3% of capital.

The Technical Advisory Committee will also take into account:

•	the relevant facts that have been officially notified to the CNMV before the end of the control period of every ordinary review, follow-up review or extraordinary review, as the case may be, and that affect the calculation of the free float on dates close to the application of the decisions of the Technical Advisory Committee; and
•	any other circumstance in the composition of the shareholding registered at the CNMV that has any influence over the efficient replication of the Index, taking into account, as the case might be, the indirect shareholdings declared.

The number of each company’s shares used for calculation of the Index will be adjusted by a free float factor as shown in the following table:

Free Float Factor to be applied according to the Free Float Band
Free Float Band	Free Float Factor
Less than or equal to 10%	10%
Greater than 10% but less than or equal to 20%	20%
Greater than 20% but less than or equal to 30%	40%
Greater than 30% but less than or equal to 40%	60%
Greater than 40% but less than or equal to 50%	80%
Greater than 50%	100%
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Changes to each company’s free float will be updated as follows:

•	at the ordinary reviews of the Technical Advisory Committee; and
•	at the follow-up meetings, only if the new free float corresponding to the stock has changed in at least two tranches above or below the current factor at the time of the review, according to the table above.

Without prejudice to the foregoing, and as a result of exceptional circumstances, in order to achieve an efficient replication of the Index, the Technical Advisory Committee may, at any time, change the free float factor of a stock, with prior notification.

Additionally, in order to acheive an efficient replication of the Index, the Technical Advisory Committee may use a number less than the number of the issued shares to calculate the value of the Index, bearing in mind criteria such as a significant dispersion of trading on more than one market, liquidity or any other criterion it deems appropriate, which will be published sufficiently in advance.

Adjustments for transactions affecting the securities in the Index

The aim of the adjustments to the Index is to ensure, to the extent possible and in a simple manner, that the Index reflects the performance of a portfolio composed of the shares that make up the Index.

The adjustments to the Index, carried out by Sociedad de Bolsas, are:

•	calculated on their corresponding date depending on their nature,
•	introduced once the market is closed and at the closing price of each security,
•	effective as of the start of trading the next trading day,

so as to ensure that the value of the Index is not altered in any way.

Should a transaction take place with one or more securities in the Index that requires an adjustment not contemplated within the technical regulations for the composition and calculation of the Index, or should the adjustment described below not be consistent with the purpose of the Index, Sociedad de Bolsas may propose to the Technical Advisory Committee that a new adjustment be made or any other action that is consistent with the purpose of the Index.

Ordinary dividends and other types of shareholder remuneration similar to ordinary dividend payments

Ordinary dividends and other types of shareholder remuneration similar to ordinary dividend payments will not be adjusted in the Index. These are deemed to be (a) the beginning of a periodic and recurring payment, (b) the change of a periodic and recurring dividend payment for another item of the same nature and (c) the periodic and recurring charging of shareholder remuneration against equity accounts.

Capital increases

The Index will be adjusted whenever one of the companies included in the Index carries out a capital increase with preferential subscription rights. These adjustments will be effective from the day on which the shares begin to trade ex-subscription right on the Spanish Stock Exchange Interconnection System. On that date, and for purposes of the Index calculation, the number of shares in that company will be increased on the assumption that the increase is going to be totally subscribed and, simultaneously, the (J) adjustment described in “— Calculation of the Index” above will be introduced.

Increases in company capital where, as a result of the kind of transaction involved, the general shareholders’ meeting decides to eliminate preferential subscription rights will be included in the Index at the time they are admitted to the Spanish Stock Exchange Interconnection System, and the (J) adjustment will be made for the amount of the capital increase.

If, as a result of capital increases made without preferential subscription rights, the new shares admitted account for less than 1% of the total number of company shares used to calculate the value of the Index, the adjustment will be made every six months at the same time as the ordinary review of the Index composition.

Additionally, every six months, and at the same time as the ordinary review of the Index composition, an adjustment will be made for the differences between the number of shares included in the Index of companies which carried out capital increases during the control period and the number of shares actually subscribed in those capital increases.

Reductions of capital and other equity accounts

The Index will be adjusted whenever any company included in the Index reduces its capital by cancelling shares. These adjustments will be effective on the day the shares are excluded from the Spanish Stock Exchange Interconnection System. On that date, for purposes of Index calculation, the number of shares of the company will be reduced and, simultaneously, the (J) adjustment will be introduced for the amount of the reduction.

The Index will be adjusted whenever any company included in the Index reduces its share premium reserve or other equivalent equity accounts, with a distribution of the amount of the reduction to the shareholders, and that transaction is not equivalent to the payment of an ordinary dividend. These adjustments will be effective on the day the amount distributed to the shareholders is reflected in the Spanish Stock Exchange Interconnection System. On that date, for purposes of Index calculation, the amount will be discounted and, simultaneously, the (J) adjustment will be introduced for the amount of the reduction.

Issue of convertible or exchangeable financial instruments

The Index is not adjusted as a consequence of the issue of financial instruments that are convertible or exchangeable on the issue date. Nonetheless, every six months, coinciding with the ordinary review of the Index, those shares converted or exchanged by the holders of those instruments during the previous six months will be included.

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If, as a result of an issue of convertible or exchangeable instruments or of a conversion into shares of an issue of convertible or exchangeable instruments, a substantial alteration in the listed price or number of issued shares should occur, Sociedad de Bolsas may propose the corresponding adjustment in the price or number of shares to the Technical Advisory Committee before the following ordinary review of the Index takes place.

Variation in the par value

The Index will be adjusted whenever a company included in the Index reduces the par value of its shares and distributes the resulting amount to the shareholders, and that transaction is not equivalent to the payment of an ordinary dividend. These adjustments will be effective on the day the amount distributed to the shareholders is reflected in the Spanish Stock Exchange Interconnection System. On that date, for purposes of the Index calculation, the amount of the reduction will be discounted and, simultaneously, the (J) adjustment will be introduced for the amount of the reduction.

The Index will be adjusted whenever a company included in the Index carries out a share split or a regrouping of shares by altering the par value of its shares. These adjustments will be effective on the day the transaction is reflected in the Spanish Stock Exchange Interconnection System, applying, where appropriate, the relevant (J) adjustment.

Mergers and acquisitions

In the event of mergers and acquisitions in which the acquiring company is included in the Index and the acquired company is not, the Index will be adjusted considering the transaction, where applicable, as a capital increase according to “— Capital increases” above.

Where the acquiring company is not included in the Index and the acquired company is, unless otherwise decided by the Technical Advisory Committee, the Index will be adjusted on the date of the acquisition by modifying the aggregate capitalization of all companies included in the Index described under “— Composition of the Index” above to exclude the capitalization of the acquired company and include the capitalization of the next most liquid security in the opinion of the Technical Advisory Committee.

Where both companies, the acquiring and the acquired, are included in the Index, the Index will be adjusted on the date of the acquisition as described under “—Composition of the Index” above to exclude the capitalization of the acquired company and include the next most liquid security in the opinion of the Technical Advisory Committee.

In those cases where the acquiring company trades significantly on more than one market, including the Spanish Stock Exchange Interconnection System, the capitalization of the merged company for purposes of its weighting in the Index will be calculated initially by the relative value of the public offer over the total capitalization of the resulting company and, after a period of control, the Technical Advisory Committee may establish another criterion that guarantees sufficient efficiency in the replication of the Index.

Without prejudice to the foregoing, if as a result of a merger or acquisition involving companies of which one is part of the Index, the resulting company is quoted on the Spanish Stock Exchange Interconnection System and meets all requirements necessary for inclusion in the Index, Sociedad de Bolsas may propose the company’s inclusion in the Index to the Technical Advisory Committee.

Segregation of equity or spin-off of companies with shareholder remuneration

The Index will be adjusted whenever a company included in the Index carries out a segregation of equity or spins off a company with shareholder remuneration. These adjustments will be effective from the day on which the operation is reflected in the Spanish Stock Exchange Interconnection System. On that date, for purposes of calculating the Index, the amount of this operation will be discounted and, simultaneously, the (J) adjustment will be introduced for the amount of the reduction.

If, as a result of a segregation of equity or company spin-off, it is not possible to establish the impact on the share price in order to make the corresponding (J) adjustment, the Index will be adjusted on the date of the operation. This adjustment will consist of the temporary exclusion of that company from the Index. Once the first day of trading after a segregation of equity or company spin-off has concluded, the Technical Advisory Committee may, as appropriate, once again include the company at its closing price.

Without prejudice to the foregoing, if as a result of an equity segregation or company spin-off, the company no longer meets the necessary requirements for inclusion in the Index, Sociedad de Bolsas may propose the company’s exclusion to the Technical Advisory Committee.

Extraordinary dividends and other types of shareholder remuneration not equivalent to ordinary dividend payments.

Extraordinary dividends and other types of shareholder remuneration not equivalent to ordinary dividend payments will be adjusted by the amount of the dividend or remuneration considered exceptional and non-periodic. These adjustments will be effective from the day on which the transaction is reflected in the Spanish Stock Exchange Interconnection System. On that date, for purposes of calculating the Index, the amount of this transaction will be discounted and, simultaneously, the (J) adjustment will be entered for the amount of the reduction.

Technical Advisory Committee

The Technical Advisory Committee in charge of the Index is composed of a minimum of five and maximum of nine members. Where the Technical Advisory Committee is made up of an even number of members, the chairman will have the casting vote. The Technical Advisory Committee functions are:

•	to supervise the calculation of the Index and help ensure that it is carried out by Sociedad de Bolsas in accordance with the technical regulations for the composition and calculation of the Index;
•	to ensure the proper operation of the Index for use as an underlying index for trading in financial derivatives;
•	to study and approve the rebalancing of the Index when it deems appropriate and at least every three months; and
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•	to report any modification of the technical regulations for the composition and calculation of the Index.

The meetings of the Technical Advisory Committee are defined as ordinary, follow-up and extraordinary meetings, and they will be called by the chairman, at his own initiative or when so requested by at least one third of its members. The ordinary meetings must be held twice a year, in the first and second calendar half-year periods in order to rebalance the Index for the following period. The follow-up meetings must be held twice a year, in the quarterly periods not coinciding with the calendar half-year periods. At follow-up meetings, Index components will be modified only if any of the stocks showed a significant change in its liquidity such that rebalancing the Index for the following period is advisable. All other meetings will be held on an extraordinary basis.

Technical Advisory Committee decisions made at ordinary and follow-up meetings are published no later than 48 hours after the meeting and come into effect the first day of the following period. Decisions taken at an extraordinary meeting are published and come into effect in accordance with the specific decisions taken at the meeting. Until the decisions of the Technical Advisory Committee are published, the preliminary documents and deliberations are considered strictly reserved and confidential.

Responsibility for appointing the members of the Technical Advisory Committee, the chairman, and the secretary and for establishing its internal rules rests with the board of directors of Sociedad de Bolsas.

Disclaimer

Sociedad de Bolsas, owner of the Index and registered holder of the corresponding trademarks associated with it, does not sponsor, promote, or in any way evaluate the advisability of investing in the notes, and the authorization granted to J.P. Morgan Securities LLC for the use of IBEX 35® trademark (the “Authorization”) does not imply any approval in relation to the information offered by J.P. Morgan Securities LLC or with the usefulness or interest in the investment in the notes.

Sociedad de Bolsas does not warrant in any case nor for any reason whatsoever:

(a)	the continuity of the composition of the Index exactly as it is as of the date of this pricing supplement or at any other time in the past;
(b)	the continuity of the method for calculating the Index exactly as it is calculated as of the date of this pricing supplement or at any other time in the past;
(c)	the continuity of the calculation, formula and publication of the Index;
(d)	the precision, integrity or freedom from errors or mistakes in the composition and calculation of the Index; and
(e)	the suitability of the Index for the anticipated purposes for the notes.

The parties to the Authorization acknowledge the rules for establishing the prices of the securities included in the Index and of the Index in accordance with the free movement of sales and purchase orders within a neutral and transparent market and that the parties to the Authorization undertake to respect those rules and to refrain from any action not in accordance with those rules.

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